Resin Systems Inc.

Management’s discussion and analysis

This Management’s Discussion and Analysis (“MD&A”) for Resin Systems Inc. (the “Company”) should be read in conjunction with the audited consolidated financial statements and related notes for the four month period ended December 31, 2003, and the years ended August 31, 2003 and 2002.  The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The reporting and measurement currency in the audited consolidated financial statements and in this MD&A is in Canadian dollars, unless otherwise stated.

This MD&A is dated April 30, 2004.

Overview

Corporate History

From mid 1996 until the fall of 2000, Resin Systems Inc.’s main business pursuit was the manufacture and sale of its proprietary Uni-Seal™ polyurethane based industrial coatings.  In mid 1998, as a result of its coatings experience, the Company developed a hybrid polyurethane based resin product utilized in moulding applications.  In a joint project with the University of Laval, a race car body was designed and built with this new lightweight resin compound, which was the forerunner of the Company’s Version® "G" composite resin system.  The result was a stronger composite product than was available at the time.  The prototype body was awarded first prize in a racing design competition and was subsequently put on display at the world famous, Indy 500, and the Indianapolis Motor Speedway proclaimed, Uni-Seal™ the "Industrial Coating of Choice".

Coatings was the Company’s primary source of revenue but unfortunately there has been limited success with this product, primarily due to the fact that it takes industrial coatings customers years to test and integrate our coatings product into their business, as well as, the inability to secure shelf space in the industrial retail market, owing to the lack of capital.

The Company continued with the development of our composite resin, and trademarked our brand, Version®, and shifted our marketing emphasis to composites due to the significant global growth in this sector.  One of the benefits of the Version®, is that it does not contain any volatile organic compounds.  The Company therefore concentrated its efforts on further development and pre-commercialization of the resin throughout 2000.  During that year it had four North American composite manufacturers agree to serve as beta test sites for the Version® line of resins and all of these sites utilized the pultrusion method of composite manufacturing.  Additionally the Company released a series of test results conducted by the Alberta Research Council and filed patent applications in Canada and the United States on the Version® technology.  Based on the success of the first production trials in the latter half of 2000, the Company began taking delivery of new resin blending equipment at our Edmonton facility and leased a full-scale pultrusion machine to expedite production trials and product testing.

In 2001 the composite industry in the United States, the primary focus for resin sales, took an unexpected downturn after being in a double digit growth pattern since the end of World War II.  So based on these facts and the lack of significant in-roads, the Company replaced the majority of its technical and sales team and closed the United States sales office in October 2001.  The Company revised its corporate strategy, to move in-house, end product manufacturing, in an effort to try to accelerate the entry of our Version® resins in the composite marketplace.  It began directly developing, engineering, manufacturing and supplying composite material end products employing our Version® resin to both the industrial and consumer marketplace.  In order to implement the new strategy it acquired in-house expertise in the areas of engineering design and commercial pultrusion production capabilities so that it could manufacture products from our Version® resins, in addition to supplying its resins to end product manufacturers.

In 2002, the Company continued its testing of its resin system and entered into a collaborative research and development agreement with the Alberta Research Council (“ARC”) to further evaluate and compare its Version® resin systems against competitors.  Additionally during the year, it entered into an agreement with the National Research Council (“NRC”) and commenced receiving funds to expedite development of its Version® resin system for large pultrusion and filament winding markets.  Further in 2002, it received approval for its United States Patent and registration of its trademark for Version® resin.

During fiscal 2003, the Company narrowed its focus and strategy from being a supplier of materials for other firms’ operations, to being capable of delivering finished products to the marketplace utilizing its Version® resin system.  During the first quarter, management commissioned a report from a third party on the market for utility poles in North America.  The reason behind the report stems from talks with a customer who had developed equipment to produce utility poles using our Version® resin system.  This report indicated the size of the market was approximately U.S. $2.8 billion, and management believes that its resin system would give it a competitive edge in introducing composite poles.  In the second quarter of the year the Company completed a transaction with Canzeal Enterprises Ltd. for the filament winding technology relating to composite pole manufacture.  For the remainder of the year it concentrated on developing manufacturing procedures and infrastructure for utility poles and completed testing in order to meet industry specifications.

Management sees this strategy of producing end products, utilizing our proprietary processes and capabilities, as an opportunity to both gain exposure for our Version® resin and Uni-Seal™ industrial coatings, as well as, drive future revenue streams for the operation as a whole.

Additionally, the Company made strides in the development of composite hockey shafts using its Version® resin system and set up New Version Sports Inc. (“NVS”) to commence marketing those shafts. During our third quarter, it marketed the NVS hockey shafts through sports organizations and its web site.

In the fall of 2003, management received regulatory approval to change the fiscal year end of the Company from August 31 to December 31 in order to facilitate comparison of results of the Company with that of others in the industry.  During this period the Company fulfilled its first utility pole order, numerous resin orders and continued with sales of its composite hockey shaft including the commemorative “Molson Canadian Heritage Classic” hockey stick for the game held in Edmonton on November 22, 2003.

From January to April, 2004, the Company has focused its activities on completion of its higher capacity, utility pole machine.  Additionally, it has secured three distribution agreements for poles and light standards providing distribution of these and other products from British Columbia east to the Ontario/Quebec border.

Selected Annual Financial Information

                                         Four months ended                    Years ended August 31,

                                         December 31, 2003                 2003            2002              2001

Total revenues                 $    461,420                   $   311,811   $     343,257  $   269,235

Net loss                             (2,891,553)                   (4,586,359)    (1,717,968)  (2,605,949)

   per share(1)                              (0.06)                            (0.11)             (0.09)           (0.17)

Total assets                        6,913,491                     5,770,897       1,321,921     1,022,145

Long-term payable

   to NRC (note 16)(2)              385,274                        343,425           37,620                 --

Working capital                   2,472,588                      2,448,218        893,178       177,896

(1)  Loss per share is calculated using a monthly weighted average of shares outstanding.  The effect of the exercise of outstanding options and warrants would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

(2)  Please refer to note 16(a) of the Consolidated Financial Statements, for the Four months ended December 31, 2003 and Years ended August 31, 2003 and 2002, for explanation of the agreement with NRC and the repayment terms of the liability.

The above annual information has been prepared in accordance with Canadian generally accepted accounting principles and is reported in Canadian dollars.  Therefore, these measures may not be comparable to similar measures presented by other issuers who use non-GAAP measures.

Results of Operations

In reviewing the results of the four month period ended December 31, 2003 with results for the year ended August 31, 2003, the reader is advised that comparison between the two periods needs to be tempered with the knowledge that during the four month period the Company was heavily involved in the commercialization of its products and that staffing levels for the period were higher than was evident for all except the last few months for the year ended August 31, 2003.

Revenues

                                         Four months ended                            Years ended August 31,

                                         December 31, 2003                                  2003                 2002

Product revenues                      $       453,156                      $      268,630     $      339,527

Other revenues                                      8,264                                 43,181                3,730

Total revenue                            $       461,420                       $      311,811     $     343,247

Percentage change                                  48%                                    (9)%                  27%

Four months ended December 31, 2003

Product revenues increased approximately 69% or $184,526 over those for the previous year.  This increase relates to completion of the Company’s first utility pole order and continued with sales of its composite hockey shaft including the commemorative “Molson Canadian Heritage Classic” hockey stick for the game held in Edmonton on November 22, 2003.  Other revenues were approximately 81% lower or $34,917, owing to reduced interest received which is a function of both time and cash on hand.

Year ended August 31, 2003

Product revenues for the year saw the reduction over the previous year of $70,897 or 21%.  This decrease was a mix of increases in composite and hockey shaft sales and a decrease in Uni-Seal™ product.  Other revenue increased by $39,451 relating to interest received on cash balances.

Year ended August 31, 2002

Product revenues for the fiscal year ended 2002 were 38% or $93,773 higher than those for 2001.  This increase is a result of a better spring weather than in 2001, which is helpful for coatings sales and a focus on selected customers for resin sales.  Other revenue decreased by $19,751 relating to interest income.

Operating Expenses

                                                     Four months ended                 Years ended August 31,

                                                     December 31, 2003                       2003                 2002

Cost of sales                                        $       333,899            $      118,333     $     216,782

Direct and product development                1,147,537                 1,552,190            632,042

Marketing and business development          387,997                    524,196            314,168

General and administrative                        1,269,047                 2,011,495            814,681

Interest and other charges                              22,689                      36,773                9,093

Amortization of property, plant

   and equipment                                             82,071                    243,683              62,438

Amortization of intangibles                            109,733                    411,500                      --

Total operating expenses                      $   3,352,973            $   4,898,170   $   2,049,204

Percentage change                                            (32)%                        139%                  0%

Four months ended December 31, 2003

Total operating expenses for the period were approximately 32% or $1,545,197 lower than those of August 31, 2003.  On an annualized basis one would expect this decrease to be approximately twice the reduction, given that, the December results represent a third of a year and the August results are a full twelve months.  The fundamental reason for this discrepancy is that the Company is establishing its in-house infrastructure for production of utility poles, resin supply and hockey shaft manufacture and this has had a dramatic increase in the number of personnel required to facilitate this production.  Additionally, the Company is in the process of developing markets for these and future products.

Cost of sales increased $215,566 or 182% over August 31, 2003.  The increase is related to the mix of products sold for the period and that margin levels relate to the introduction of some products.

Direct and product development costs are approximately $404,653 or 26% lower than those for the previous year.  This disproportionate decrease relates to the addition of personnel and their training in production operations and preparing for further production.  During the period we spent an additional $103,017 with the ARC and $41,849 with the NRC which is referenced in the accompanying financial statements.

Marketing and business development expenses are approximately $136,199 (26%) lower than previous year.  For the period increased expenses relate to the marketing of our hockey products and the establishment of a distribution system for next season.  Additionally, costs were incurred for the identification of an initial utility pole market and the establishment of a distribution system for their sale.

General administrative costs for the period are $742,448 (37%) lower than year ended August 31, 2003.  The Company had a complement of staff in this category during the period and only part of the complement for the year ended August 31, 2003.  During the period the Company experienced an increase of expenses related to compliance with regulatory agencies of approximately $50,000.

Interest and other charges are $14,084 (38%) lower than fiscal 2003 and related almost entirely to foreign exchange expenses owing to the strengthened Canadian dollar over the United States dollar.

Amortization of tangible and intangible assets is $463,000 or 71% lower than that of August 31, 2003 and is what would be expected given the function of amortization being time and declining balance.

Year ended August 31, 2003

Total expenses increased $2,848,966 over the previous year partly owing to the establishment of an infrastructure and the testing required for entry into the utility pole and hockey shaft markets.  Additionally, the Company incurred the costs of becoming a registrant under the United States Securities Exchange Act of 1934 as well as, the costs required to remain compliant as a public company.

Cost of sales decreased $98,449 or 45% owing to the mix of products sold during the year.  Hockey shafts and resin sales have higher margins than our coatings products and reflect this shift in cost of sales.

Direct and product development costs increased $920,148 or 146% over last year.  Of this difference $263,948 relate to direct charges in the establishment of procedures in producing utility poles.  Another $635,355 relate to research and development of new resins, testing of the utility poles to ensure they are within specifications, as well as investigation of different processing for future products.  Included in this $635,000 difference is approximately $310,000 of stock based compensation which is a direct result in changes in GAAP for fiscal 2003, which was not included in fiscal 2002.  Of the total $920,000 increase, we spent $253,172 with the ARC and $305,805 with the NRC which are referenced in the accompanying financial statements.

Marketing and business development expenses increased $210,028 or 67% over last year primarily owing to costs to establish a market of our new hockey stick shaft.  Included in the $210,000 difference for 2003, is $46,008 in stock based compensation which as referred to above is a change in GAAP and was not included in the results for fiscal 2002.

General and administrative expenses increased $1,196,814 or 147% over the same period last year for the following reasons.  Payroll costs increased $506,400 in fiscal 2003 of which $98,253 is a result of stock based compensation which is a new GAAP requirement and not included in fiscal 2002.  The balance of approximately $408,000 relates to an increase in the number of staff arising from the increased complexity of the Company’s business as it prepared for moving into a new business sector.  Professional fees and consultant fees increased $444,000 owing to new reporting and compliance requirements in Canada and the United States.  The remaining $246,000 includes a Bad Debts charge of $80,000 and general increases in general and administrative costs.

Interest and other charges increased $27,680 or 304% over the previous year and relate entirely to foreign exchange charges incurred.

Amortization increased $592,745 or 949% as a direct result of the increase in property, plant and equipment that the Company has been building in relation to utility poles and $411,500 in the amortization of the filament winding technology which we purchased in January 2003.

Year ended August 31, 2002

Total expenses before under-noted items were down marginally, $7,796, owing to increases in cost of sales, direct and product development, and amortization, while all other expense captions have reported deceases.

Cost of sales as a percentage of revenue was higher by 9% owing exclusively to product mix.

Direct and product development expenses increased $468,151 over previous year as a result of our development of two new Version® resins, specifically, Version® "F" and "S", as well as, the retention of the ARC to provide testing data on the Version® line.  The initial expense for ARC was approximately $185,000.  Another contributing factor to this increase was the reconfiguring of our operations to do "in-house" pultrusion.

Marketing and business development costs decreased $231,155.  This decrease is mainly due to the closing of the U.S. office and the reduction of personnel in Canada and the U.S. for this expense.

General and administration expenses decreased $279,092.  This decrease is attributable to a reduction in staff in the Edmonton office amounting to approximately $140,000 and reduced professional fees.  In fiscal 2001, we spent significant sums in making application to the United States Securities and Exchange Commission as well as preparation of debenture financing documentation.

Interest and other charges recorded a reduction of $40,607 owing to the conversion of previous note payable debt into equity as disclosed in notes 8 and 9 in the accompanying consolidated financial statements.

Liquidity and capital resources

The Company’s main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities and the lack of sufficient cash reserves to sustain the Company for a period in excess of twelve months has required management to include a “Going Concern” note in our financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company subsequent to December 31st, 2003 received gross proceeds of $3,051,248 on the exercise 4,068,330 warrants.

It is management’s opinion, that warrant-holders will exercise their warrants from the December 31, 2003 private placement.  These warrants have two exercise prices being $1.00 if exercised prior to or on June 29th, 2004 and $1.25 if exercised after June 29th, 2004 but prior to December 29th, 2004.  The total number of warrants relating to this share issue is 3,750,000, which would generate between $3.75 and $4.7 million.

The Company intends to secure addition funding through the issuance of shares during fiscal 2004.

Working capital:

Working capital as at December 31, 2003 was approximately $2.5 million compared to $2.4 million at August 31, 2003.

The Company, in the opinion of management, is and has financing plans that, in conjunction with expected returns from operations, allow for the sufficient working capital to continue with its expansion and operational plans.

Long-term debt:

The Company’s only long-term debt is related to a payable due to the National Research Council (“NRC”) under their Industrial Research Assistance Program (“IRAP”).  During the period the Company increased its indebtedness by approximately $42,000 relating to a claim submitted under the program.  Under this program, the Company is entitled to a maximum of $498,263 (notes 16(a) and 18(c)) for certain costs in developing Version® F and Version® S resin systems.  Repayment of these amounts commences March 1, 2006 and is repaid at the rate of 1.9% of gross quarterly revenues and continue until either the Company has fully repaid the amounts contributed by NRC or December 1, 2010.  As at December 31, 2003 the Company had received $385,274 from the NRC under this program.

Capital structure:

During the four month period ended December 31, 2003, the Company issued or committed to issue 4,252,962 shares for net proceeds of $3,285,113.

As at December 31, 2003, the market close for the Company’s shares was $0.88, which translates into a market capitalization of $45,610,760.

Capital expenditure program:

The Company expects to have significant capital additions of production equipment and facilities during the next fiscal year.

These capital expenditures will be financed with working capital, cash flow from operations and share financings.

Contractual obligations:

The Company has entered into commitments related to office leases.  The following table summarizes the Company’s contractual obligations as at December 31, 2003.

The minimum rent payable for each of the next five years and thereafter is as follows:

	Expected Payment Date
Obligation	2004	2005	2006	2007	2008	Thereafter	Total
Operating Leases	311,002	221,537	201,174	122,332	123,776	284,972	1,264,793

Off-Balance Sheet Arrangements:

The Company does not have any Off-balance sheet arrangements as at the reporting period and does not expect to have any in the foreseeable future.

Related Party Transactions:

The Company did not have any related party transactions during the four month period ended December 31 ,2003.

During the year ended August 31, 2003, the Company contracted with one of its directors and senior officers to provide services in the amount of $8,196 for capitalized leasehold improvements and direct and product development costs.

During the year ended August 31, 2002, the Company contracted with one of its directors and senior officers to provide services amounting to $7,490 for capitalized leasehold improvements.

Application of critical accounting policies

The significant accounting policies used by the Company are disclosed in note 2 of the consolidated financial statements.  Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The following discusses such accounting policies that have been recently adopted or will be adopted for future periods.  These are included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported.  The Company’s management reviews its estimates regularly.  The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

Impairment of Long-lived Assets:

Effective September 1, 2003, the Company has prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3063, Impairment of Long-lived Assets, with respect to the measurement and disclosure of the impairment of long-lived assets.  This standard requires the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use.  If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the group of assets is less than its carrying amount, it is considered impaired.  An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.  For the four month period ended December 31, 2003, no such impairment had occurred in relation to property, plant and equipment.

Intangible assets:

In 2001, the CICA issued Handbook Section 3062, “Goodwill and Other Intangible Assets”.  Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values.  The new standard does not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.  The Company has adopted this new standard effective September 1, 2002.

Stock –based compensation plans:

Effective September 1, 2002, the Company adopted the new recommendations of the CICA with respect to the accounting for stock-based compensation and other stock-based payments, Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.  The new standards are applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, except grants outstanding at September 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new standards are applied retroactively, without restatement.  As the Company had no such grants, there has been no adjustment to retained earnings, liabilities, or contributed surplus as at September 1, 2002.

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, using the fair value based method.  No compensation cost is recorded for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of the stock options is recorded as share capital.

The Company discloses the pro forma effect of stock options granted to employees under the fair value based method (note 9(b) of the consolidated financial statements).  No disclosure has been made for the pro forma effect of awards granted before September 1, 2002.

Revised CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, effective January 1, 2004, will require all public companies to expense all stock-based compensation.  This standard will require the Company to expense the fair value of employee stock options or stock based compensation and will require a retroactive adjustment.

Financial Instruments and Other Instruments

The fair values of the Company's cash and cash equivalents, accounts receivable, payables and accruals approximate their carrying values due to their short-term nature.  The fair value of the long-term payable to NRC is not practical to determine at this time owing to the unique terms of repayment.

As at December 31 and August 31, 2003, the Company did not have one customer that accounted for a significant amount in accounts receivable, net of allowance.  The Company does not obtain collateral or other security to support financial instruments subject to credit risk.

The Company earns revenue and records accounts receivable in foreign currency translated to Canadian dollars at the time of the transactions.  The Company does not use derivative instruments to mitigate the effects of foreign exchange changes between the recording date of the accounts receivable and the receipt of cash.  These accounts receivable are short-term in nature.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in revenue.

Note regarding forward-looking statements

Certain information regarding Resin Systems Inc. set forth in this document, including management’s assessment of the Company’s plans and future operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties.  These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, the lack of availability of qualified personnel or management, stock market volatility and ability to access capital from internal and external sources.  The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom.  The Company undertakes no responsibility to update the information provided herein.